TUNGRAY TECHNOLOGIES INC
#02-01, 31 MANDAI ESTATE
INNOVATION PLACE TOWER 4
SINGAPORE 729933
TEL: +65 6636 9820

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 29, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 29, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T01108-P54554

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

TUNGRAY TECHNOLOGIES INC

The Board of Directors recommends you vote FOR the following proposals:

1. To elect each of the five directors named in this notice to shareholders to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

Nominees:	**For**	**Against**	**Abstain**
1a. Wanjun Yao	☐	☐	☐
1b. Jingan Tang	☐	☐	☐
1c. Kevin D. Vassily	☐	☐	☐
1d. Weston Twigg	☐	☐	☐
1e. David Ping Li	☐	☐	☐

	For	**Against**	**Abstain**
2. To approve the appointment of Guangdong Prouden CPAs GP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement is available at www.proxyvote.com.

T01109-P54554

TUNGRAY TECHNOLOGIES INC
ANNUAL MEETING OF SHAREHOLDERS
JUNE 30, 2026, 9:00 PM ET (JULY 1, 2026, 9:00 AM SINGAPORE TIME)
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Lei Yao, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of TUNGRAY TECHNOLOGIES INC that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at June 30, 2026, 9:00 PM ET (July 1, 2026, 9:00 AM Singapore time), at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side